Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-185992 and No. 333-185987) on Form S-8 of Liberty Media Corporation of our report dated February 21, 2013, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting, which report appears in the Form 8-K/A of Liberty Media Corporation dated July 15, 2013.

/s/ KPMG LLP
St. Louis, Missouri
July 15, 2013